UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.          )*

Kanzhun Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

48553T106**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Kanzhun Limited (the “Issuer”). Each ADS represent two Class A ordinary shares, par value US$0.0001 per share, of the Issuer (“Class A ordinary shares”).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48553T106**	13G

1.	Names of Reporting Persons Ceyuan Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 37,122,332 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 37,122,332 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,122,332 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)
11.	Percent of Class Represented by Amount in Row (9) 5.1% of Class A ordinary shares (or 4.3% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Ceyuan Ventures III, L.P. (“Ceyuan Fund III”), Ceyuan Ventures Advisors Fund III, LLC (“Ceyuan Advisors Fund III”), Ceyuan Ventures Management III, LLC (“Ceyuan Management III”), Mr. Ye Yuan and Mr. Bo Feng (collectively with Ceyuan Fund III, Ceyuan Advisors Fund III, Ceyuan Management III and Mr. Ye Yuan as the “Reporting Persons”). The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Represents 37,122,332 Class A ordinary shares directly held by Ceyuan Fund III. Ceyuan Management III is the general partner of Ceyuan Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Fund III.

(3)	Ceyuan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Ceyuan Advisors Fund III.

(4)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (the “Issuer’s 20-F Filing”). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, the Class A ordinary shares beneficially owned by Ceyuan Fund III represent approximately 1.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106**	13G

1.	Names of Reporting Persons Ceyuan Ventures Advisors Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,334,450 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,334,450 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,450 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)
11.	Percent of Class Represented by Amount in Row (9) 0.2% of Class A ordinary shares (or 0.2% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Represents 1,334,450 Class A ordinary shares directly held by Ceyuan Advisors Fund III. Ceyuan Management III is the sole director of Ceyuan Advisors Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Advisors Fund III.

(3)	Ceyuan Advisors Fund III disclaims beneficial ownership over shares reported herein that are directly held by Ceyuan Fund III.

(4)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, the Class A ordinary shares beneficially owned by Ceyuan Advisors Fund III represent approximately 0.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106**	13G

1.	Names of Reporting Persons Ceyuan Ventures Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,456,782 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,456,782 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,456,782 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% of Class A ordinary shares (or 4.4% of the total ordinary shares) (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Represents 37,122,332, and 1,334,450, Class A ordinary shares directly held by Ceyuan Fund III and Ceyuan Advisors Fund III, respectively. Ceyuan Management III is the general partner of Ceyuan Fund III and the sole director of Ceyuan Advisors Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Fund III and Ceyuan Advisors Fund III.

(3)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, the Class A ordinary shares beneficially owned by Ceyuan Management III represent approximately 1.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106**	13G

1.	Names of Reporting Persons Ye Yuan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,456,782 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,456,782 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,456,782 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% of Class A ordinary shares (or 4.4% of the total ordinary shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Represents 37,122,332, and 1,334,450, Class A ordinary shares directly held by Ceyuan Fund III and Ceyuan Advisors Fund III, respectively. Ceyuan Management III is the general partner of Ceyuan Fund III and the sole director of Ceyuan Advisors Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Fund III and Ceyuan Advisors Fund III.

(3)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, the voting power of the shares beneficially owned by Mr. Ye Yuan represented approximately 1.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106**	13G

1.	Names of Reporting Persons Bo Feng
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,456,782 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,456,782 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,456,782 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% of Class A ordinary shares (or 4.4% of the total ordinary shares) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Represents 37,122,332, and 1,334,450, Class A ordinary shares directly held by Ceyuan Fund III and Ceyuan Advisors Fund III, respectively. Ceyuan Management III is the general partner of Ceyuan Fund III and the sole director of Ceyuan Advisors Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Fund III and Ceyuan Advisors Fund III.

(3)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, the voting power of the shares beneficially owned by Mr. Bo Feng represented approximately 1.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106**	13G

Item 1.
	(a)	Name of Issuer Kanzhun Limited
	(b)	Address of Issuer’s Principal Executive Offices 18/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing 100020 People’s Republic of China

Item 2.

(a)

Name of Persons Filing

Ceyuan Ventures III, L.P. (“Ceyuan Fund III”)

Ceyuan Ventures Advisors Fund III, LLC (“Ceyuan Advisors Fund III”)

Ceyuan Ventures Management III, LLC (“Ceyuan Management III”)

Mr. Ye Yuan

Mr. Bo Feng

(collectively, the “Reporting Persons”)

(b)

Address of Principal Business Office or, if none, Residence

For each of Ceyuan Fund III, Ceyuan Advisors Fund III and Ceyuan Management III: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For each of Mr. Ye Yuan and Mr. Bo Feng: Unit 303, 3F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong.

	(c)	Citizenship For each of Ceyuan Fund III, Ceyuan Advisors Fund III and Ceyuan Management III: Cayman Islands. Mr. Ye Yuan: People’s Republic of China. Mr. Bo Feng: Hong Kong.
	(d)	Title of Class of Securities Class A ordinary shares, par value US$0.0001 per share.
	(e)	CUSIP Number 48553T106. This CUSIP number applies to the ADSs of the Issuer. Each ADS represent two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 48553T106**	13G

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class A Ordinary Shares (2)		Percentage of Total Ordinary Shares (2)		Percentage of the Aggregate Voting Power (2)(3)
Ceyuan Ventures III, L.P.	37,122,332	37,122,332		37,122,332		37,122,332		5.1%		4.3%		1.3%
Ceyuan Ventures Advisors Fund III, LLC	1,334,450	1,334,450		1,334,450		1,334,450		0.2%		0.2%		0.1%
Ceyuan Ventures Management III, LLC	0	38,456,782	(1)	38,456,782	(1)	38,456,782	(1)	5.3	%(1)	4.4	%(1)	1.4	%(1)
Ye Yuan	0	38,456,782	(1)	38,456,782	(1)	38,456,782	(1)	5.3	%(1)	4.4	%(1)	1.4	%(1)
Bo Feng	0	38,456,782	(1)	38,456,782	(1)	38,456,782	(1)	5.3	%(1)	4.4	%(1)	1.4	%(1)

(1)	Represents the sum of 37,122,332 Class A ordinary shares directly held by Ceyuan Fund III and 1,334,450, Class A ordinary shares directly held by Ceyuan Advisors Fund III. Ceyuan Management III is the general partner of Ceyuan Fund III and the sole director of Ceyuan Advisors Fund III. Mr. Ye Yuan and Mr. Bo Feng are the directors of Ceyuan Management III and may exercise voting and dispositive powers over the shares held by Ceyuan Fund III and Ceyuan Advisors Fund III. The Reporting Persons expressly disclaim the status as a “group” for purposes of this Schedule 13G.

(2)	Calculation is based on 869,889,586 ordinary shares issued and outstanding of the Issuer as a single class as of February 28, 2022, consisting of 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing.

(3)	The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A ordinary shares and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

After December 31, 2022, Ceyuan Fund III and Ceyuan Advisors Fund III disposed of an aggregate amount of 8,000,000 Class A ordinary shares of the Issuer. As of the date hereof, Ceyuan Fund III directly held 29,399,932 Class A ordinary shares of the Issuer and Ceyuan Advisors Fund III directly held 1,056,850 Class A ordinary shares of the Issuer. The Class A ordinary shares beneficially owned by Ceyuan Management III, Mr. Ye Yuan and Mr. Bo Feng represented 4.18% of the total Class A ordinary shares issued and outstanding of the Issuer and 3.50% of the total ordinary shares issued and outstanding of the Issuer as reported in the Issuer’s 20-F Filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 48553T106**	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: March 22, 2023

Ceyuan Ventures III, L.P.

By:	Ceyuan Ventures Management III, LLC, its general partner

By:	/s/ Ye Yuan
Name:	Ye Yuan
Title:	Director

Ceyuan Ventures Advisors Fund III, LLC

By:	Ceyuan Ventures Management III, LLC, its director

By:	/s/ Ye Yuan
Name:	Ye Yuan
Title:	Director

Ceyuan Ventures Management III, LLC

By:	/s/ Ye Yuan
Name:	Ye Yuan
Title:	Director

Ye Yuan

/s/ Ye Yuan

Bo Feng

/s/ Bo Feng

CUSIP No. 48553T106**	13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement